

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2014

Via E-mail
Charles Bennington
President
Transbiotec, Inc.
400 N. Tustin Ave, Suite 225
Santa Ana, CA 92705

     Re: Transbiotec, Inc.
               Item 4.01 Form 8-K
               Filed April 15, 2014
               File No. 000-53316

Dear Mr. Bennington:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Patrick Kuhn

                             Patrick Kuhn
                             Staff Accountant